WITHDRAWAL OF REGISTRATION STATEMENT ON FORM S-3 FILE NO. 333-204779

RCS Capital Corporation

245 Park Avenue, 39th Floor

New York, NY 10167

April 27, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3628

Re:	RCS Capital Corporation
Registration Statement on Form S-3, File No. 333-204779

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, RCS Capital Corporation (the “Company”) hereby applies for withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-3 originally filed with the Securities and Exchange Commission on June 5, 2015 (File No. 333-204779), together with all exhibits thereto (the “Registration Statement”).

The Company and certain of its wholly-owned subsidiaries have filed voluntary petitions for reorganization in the United States Bankruptcy Court for the District of Delaware seeking relief under Chapter 11 of Title 11 of the United States Code. The Company is withdrawing the Registration Statement because the Company no longer intends to offer or sell any securities under the Registration Statement. No securities have been offered or sold under the Registration Statement.

Please contact Mason L. Allen, the Company’s General Counsel, at (212) 672-1607 if you have any questions regarding this matter.

Sincerely,

RCS Capital Corporation

By:	/s/ Bradley E. Scher
Name:	Bradley E. Scher
Title:	Chief Executive Officer